Filed by Neuberger Berman Municipal Fund Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company:
Neuberger Berman New York Municipal Fund Inc.
Commission File No. 811-21169

Neuberger Berman Municipal Fund Inc.
Neuberger Berman California Municipal Fund Inc.
1290 Avenue of the Americas
New York, New York 10104

NOTICE OF MEETING
ADJOURNMENT

Dear Valued Stockholder,

We need your help.  We adjourned today’s Joint Special Meeting of Stockholders to provide stockholders who have yet to cast their proxy vote with more time to do so.  You are a significant stockholder, and your proxy vote is critical. If you have not yet cast your important proxy vote, please do so today. We’ve enclosed another copy of your proxy card(s) for your convenience.  Please vote before the adjourned meeting on July 26, 2023.

Stockholders of each Fund are being asked to consider and vote to approve proposal(s) relating to an Agreement and Plan of Reorganization which is fully detailed in the Joint Proxy Statement/Prospectus. For more important information, including the potential benefits associated with the proposed reorganizations, please refer to the Joint Proxy Statement/Prospectus, which can be found at https://vote.proxyonline.com/nb/docs/2023proxy.pdf and can be accessed through the Securities and Exchange Commission’s website at www.sec.gov.

Each Fund’s Board of Directors believes that the proposal(s) are in the best interests of its Fund’s stockholders and recommends that stockholders vote “FOR” the proposal(s).

If you have any proxy related questions, or would like to cast your vote by phone, please call 1-866-387-0017 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time / 6 a.m. to 7 p.m. Pacific time.

Please help us by casting your vote today.

Sincerely,

Joseph V. Amato
President and CEO

How do I vote?  There are four convenient methods for casting your important vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-866-387-0017.  Representatives are available Monday through Friday 9 a.m. to 10 p.m. ET.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the attached proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided
2. **ONLINE** at vote.proxyonline.com using your proxy control number found below
3. By **PHONE** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line
4. By **PHONE** with a live operator when you call toll-free 1-866-387-0017 Monday through Friday 9 a.m. to 10 p.m. Eastern Time

CONTROL NUMBER

NEUBERGER BERMAN MUNICIPAL FUND INC. ("NBH" OR THE "FUND") - COMMON
PROXY FOR THE JOINT SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 26, 2023

The undersigned, revoking prior proxies, hereby appoints Brian Kerrane, Claudia A. Brandon and Corey A. Issing, and each of them, as attorneys-in-fact and proxies of the undersigned, granted in connection with the voting of the shares subject hereto with full power of substitution, to vote all shares held in the name(s) of the undersigned on the record date at the Joint Special Meeting of Stockholders of the Fund, held on July 7, 2023, and adjourned to be held on July 26, 2023, at 12:00 p.m. Eastern Time at the offices of Neuberger Berman Investment Advisers LLC ("NBIA"), 1290 Avenue of the Americas, New York, New York 10104. Stockholders will vote upon the Proposals described in the Notice of Joint Special Meeting of Stockholders and accompanying Proxy Statement/Prospectus, which have been received by the undersigned.

Do you have questions? If you have any questions about how to vote your proxy, please call toll-free **1-866-387-0017**. **Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Joint Special Meeting of Stockholders to Be Held on July 26, 2023. The proxy statement/prospectus for this meeting is available at: vote.proxyonline.com/nb/docs/2023proxy.pdf

NEUBERGER BERMAN MUNICIPAL FUND INC. - COMMON

PROXY CARD

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. The signer(s) acknowledges receipt of the Notice of Joint Special Meeting of Stockholders and of the accompanying Proxy Statement/Prospectus. Your signature(s) on this proxy card should be exactly as your name(s) appear on the reverse side of this proxy card. If the shares are held jointly, either owner may sign this proxy card. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

SIGNATURE (AND TITLE IF APPLICABLE) DATE

SIGNATURE (IF HELD JOINTLY) DATE

This proxy is solicited on behalf of the Fund's Board of Directors. If you specify a vote for the Proposals, your proxy will be voted as you indicate. If you simply sign and date the proxy card, but don't specify a vote for the Proposals, your shares will be voted "FOR" the Proposals. The proxy will be voted in accordance with the proxy holders' discretion as to any other business that may properly come before the Joint Special Meeting of Stockholders or before any adjournments or postponements thereof.

THE FUND'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSALS LISTED BELOW.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

	FOR	AGAINST	ABSTAIN
1. To approve the reorganization of Neuberger Berman California Municipal Fund Inc. into Neuberger Berman Municipal Fund Inc., including the issuance of additional shares of common stock of Neuberger Berman Municipal Fund Inc. to Neuberger Berman California Municipal Fund Inc. common stockholders.	○	○	○
2. To approve the reorganization of Neuberger Berman New York Municipal Fund Inc. into Neuberger Berman Municipal Fund Inc., including the issuance of additional shares of common stock of Neuberger Berman Municipal Fund Inc. to Neuberger Berman New York Municipal Fund Inc. common stockholders.	○	○	○

THANK YOU FOR VOTING